September 15, 2009

VIA EDGAR

Mr. William Friar

Senior Financial Analyst

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Taylor Capital Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 11, 2009

File No. 0-50034

Dear Mr. Friar:

Below is our response to your comment letter dated August 12, 2009. For ease of reference, we have repeated your comments, which are followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
  In future reports, where there are significant changes in the information or dollar amounts presented, please augment management's analysis of the underlying causes that have affected your company, so that the reader has a better understanding of how management views your company's environment. For example, in future reports expand upon the analysis of the increase in the provision of loan losses and the increase in nonperforming loans. Discuss why the provision was increased, what particular sectors or geographic areas were worse than others and the reason for this, does management view this as a trend or as an anomaly, explain how items are interrelated, and how management anticipates that these changes will affect your company in the future.

  Response:

  Beginning with the Form 10-Q for the quarter ending September 30, 2009, we will provide additional discussion and analysis of any significant changes in the information or dollar amounts presented in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") to help the reader understand better how management views our environment and how we anticipate that these changes will affect our company in the future.

  We note you have investment securities valued at $1.095 billion, equal to 27% of total assets that are measured at fair value on a recurring basis under SFAS 157, as stated in Note 19, Fair Value of Financial Instruments on page 113. Please include in future filings a discussion of the critical accounting policies related to the various methodologies used to measure the fair value of these financial assets in accordance with SFAS 157. This discussion should include, but not be limited to the following:
  The significant judgments you made in determining the fair value and the classification of particular financial instruments in the fair value hierarchy. Discuss how credit risk of specific investments is incorporated and considered in the valuation of financial assets or liabilities.
  The criteria you used to determine whether the market for certain financial instruments is active or inactive. Describe which financial instruments are affected by the lack of market liquidity, how the lack of liquidity has affected the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. Considering in your discussion the following disclosure in Note 3, Investments on page 87:
    You have $773 million of mortgage-backed securities and $152 million of collateralized mortgage obligations with gross unrealized losses of $6.6 million as of December 31, 2008.
    You recorded a $2.4 million charge for other-than-temporary impairment on a private label mortgage-backed security during 2008.
  The extent to which you used the fair values from the independent pricing services and dealer quotes you state in Note 19, Fair Value Measurement on page 113 in determining the final fair value measure for the financial instrument. Please consider including the following information in your discussion:
    If you obtained multiple quotes or prices, discuss how you determined the ultimate value you used in your financial statements.
    Discuss the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response:

Beginning with the Form 10-Q for the quarter ending September 30, 2009, we will provide additional information concerning our critical accounting policies related to the various methodologies used in the measurement of fair value of our investment securities portfolio in accordance with SFAS 157.

Nonperforming Assets and Impaired Loans, page 47
  We refer to the total impaired loans of $206.7 million as of December 31, 2008 on page 49 of which $120 million had a related allowance for loan losses totaling $41.4 million. Please tell us and revise this section in future filings to provide the following information:

Reconcile the $6.5 million difference between total impaired loans of $206.7 million and total nonaccruing loans of $200.2 million in the five-year table of nonperforming loans on page 48.

Response:

As of December 31, 2008, we had nonaccrual loans of $200.2 million and impaired loans of $206.7 million.

Impaired loans included $194.4 million of commercial nonaccrual loans and certain accruing commercial loans assessed to have a higher risk of noncompliance with their contractual repayment terms for both principal and interest. As of December 31, 2008, we had three loans, totaling $12.3 million, which were considered to have a higher risk of noncompliance with repayment terms for both principal and interest. Even though these loans were current and still accruing interest, the loans were reported as impaired loans.

Total nonaccrual loans consisted of $194.4 million of commercial loans and $5.8 million of residential mortgage and consumer loans. The nonaccrual residential mortgage and consumer loans are not included in impaired loans because, in accordance with paragraph 6(a) of SFAS 114, they are collectively evaluated for impairments as a large group of smaller-balance homogeneous loans and, therefore, not within the scope of SFAS 114. A reconciliation between nonaccrual and impaired loans as of December 31, 2008 is presented below:

	Nonaccrual Loans	Impaired Loans
	(dollars in thousands)
Commercial nonaccrual loans	$194,425	$194,425
Commercial loans on accrual but deemed impaired	--	12,280
Consumer nonaccrual loans	5,802	--
Total	$200,227	$206,705

  Explain why impaired loans of $120 million have a related allowance of only $41.5 million and why the other impaired loans totaling $87 million had no related allowance. Consider in your response the nature and extent of the underlying collateral or guarantees that reduce the credit risk of the loan.

Response:

We consider a commercial loan to be impaired if, based on current information and events, it was probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Residential mortgage and consumer loans are collectively evaluated for impairments as a large group of smaller-balance homogeneous loans and, therefore, not within the scope of SFAS 114. Once a loan has been determined to be impaired, we perform an individual loan analysis to establish the amount of impairment, if any, based upon the present value of expected future cash flows discounted at the loan's effective interest rate, except that collateral-dependent loans may be measured for impairment based upon the fair value of the collateral. Since the majority of our impaired loans were collateral-dependent real estate loans, the fair value was generally determined by a current appraisal or independent opinion of value. For loans collateralized by business assets, such as equipment, inventory, and accounts receivable, the fair value for these loans was based upon estimates of realizability and collectability of these assets. The individual impairment analysis also takes into account available and reliable borrower guarantees and any cross-collateralization agreements.

Based upon these individual analyses of impairment, as of December 31, 2008, we had approximately $120 million of impaired loans for which the fair value of the collateral of each loan was less than the recorded investment in such loan and impairment totaling $41.5 million, in aggregate, was recognized by creating a valuation allowance for the amount of impairment with a corresponding charge to the provision for loan losses. We also had $87 million of impaired loans for which, based upon individual loan analyses, the fair value of each loan was greater than the recorded investment in such loan and, therefore, no related allowance for loan losses was recognized.

  We refer to the five-year table of nonperforming assets on page 48. In addition to disclosing nonperforming and nonaccrual loans, please describe the nature and extent of any potential problem loans as of December 31, 2008 which are not now disclosed in the table of nonperforming loans for which the Company has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms. Refer to Item III.C.2 of Industry Guide 3.

  Response:

  As part of our standard credit administration process, we risk rate our commercial loan portfolio. As part of this process, loans that are rated with a higher level of risk are monitored more closely. We reported loans that have been placed on a nonaccrual status in the nonperforming asset table in our Form 10-K. We also had loans internally identified in our loan risk ratings that we have placed on heightened monitoring. These loans exhibited certain weaknesses that raise questions about borrower's ability to perform under the contractual terms of the loan agreement but have not reached the status of a nonaccrual loans. We recognize that these loans can carry a higher probability of default and require additional attention by management.

  As of December 31, 2008, these potential problem loans totaled $69.3 million and include $12.3 million of commercial loans that were current and still accruing interest, but were considered impaired. Of the $69.3 million of potential problem loans, $36.3 million were in our real estate - construction portfolio, $6.3 million were secured by commercial real estate, and the remaining $26.7 million of loans were in our commercial and industrial portfolio. We will provide disclosure concerning these potential problem loans in future filings, in accordance with Item III.C.2 of Industry Guide 3.

  Financial Statements for the period December 31, 2008

  Note 3, Investment Securities, page 87
  We refer to the last paragraph on page 87 that states the Federal Home Loan Bank of Chicago ("FHLBC") has been operating under a consensual cease and desist order with its regulators since October 2007 and has not declared or paid any dividends since the third quarter of 2007. Please tell us and include in future filings the following information:
  Discuss management's basis for their belief that the $22.5 million of its stock investment in FHLBC will ultimately be fully recovered.
  Consider in your response the criteria in paragraph 8(i) of SOP 01-6 for evaluating impairments to investments in Federal Home Loan Bank stock.

Response:

At December 31, 2008, we had a $22.5 million investment in FHLBC stock that was carried at cost. The stock of the FHLBC is viewed as a long-term asset and its value is based upon the ultimate recoverability of the par value. Paragraph 8(i) of SOP 01-6 provides criteria to consider in determining whether a decline in value affects the ultimate recoverability of the par value.

In determining the recoverability of this investment, among other things, we considered the following:

    Although the market value of the FHLBC net assets had declined, transactions of stock continued to occur with the FHLBC at par value during 2008. During the fourth quarter of 2008, we increased our investment in the FHLBC by $12.3 million, largely to support our increased level of borrowings from the FHLBC. In addition, while limited, redemptions of stock by other institutions took place at par during the year.
    The structure of the FHLB system, which enables the regulator of the FHLBs to reallocate debt among the members, so each individual FHLB has a potential obligation to repay the consolidated obligations issued by other FHLB members.
    Regulatory changes during 2008 which established a new regulator for the FHLB system that continues to oversee changes to management, management practices and balance sheet management at the FHLBC.
    The liquidity position of the FHLBC was strengthened in 2008 with the support of the U.S. Treasury, which established a lending facility designed to provide secured funding on an as-needed basis to housing government sponsored enterprises, such as the FHLBC.

As of December 31, 2008, we believed that we would ultimately recover the par value of the FHLBC stock. We continue to monitor this investment for recoverability. We will provide such additional disclosure in future filings regarding the realizability of our investment in FHLBC stock, as appropriate.

Note 19, Fair Value of Financial Instruments, page 113
  We note you classified all the Available-for-sale investment securities as Level 2 measures based on fair value measurements from an independent pricing service. Please tell us and revise this section in future filings to discuss the following:
  Explain how you factored the effects of recent financial market illiquidity and concerns regarding subprime mortgage collateral loans into the determination of the fair value measures of your mortgage-backed securities and collateral mortgage obligations, considering they total $875 million and are 80% of your total available-for-sale investment securities as of December 31, 2008.
  Consider in your response the $6.6 million of gross unrealized losses on these securities as of December 31, 2008 and the $2.4 million other-than-temporary impairment charge recorded on a private label mortgage-backed securities during 2008. Refer to Note 3, Investment Securities on page 87.

Response:

The following table presents the composition of our mortgage related investment securities portfolio at December 31, 2008, which consisted of mortgage-backed securities and collateralized mortgage obligations:

	Amortized Cost	Fair Value	Unrealized Gain (Loss)
(dollars in thousands)
Government sponsored-enterprise securities	$ 819,668	$ 843,941	$ 24,273
Private issuer	37,214	30,695	(6,519)
Total	$ 856,882	$ 874,636	$ 17,754

We do not have subprime loans in our mortgage related investment securities portfolio. As of December 31, 2008, securities issued by government sponsored-enterprises, such as Ginnie Mae, Fannie Mae, and Freddie Mac, comprised 96.5% of the dollar amount of our total mortgage related securities portfolio. As of December 31, 2008, these investment securities had an aggregate fair value of $843.9 million and were in an unrealized gain position of $24.3 million.

We had six private-label mortgage related securities, with an aggregate fair value of $30.7 million at December 31, 2008. These securities have received heightened monitoring by management because we believe the fair values of these securities have been impacted by illiquidity in the market place. None of these securities contain subprime mortgage loans, but they do include Alt-A loans, adjustable rate mortgages with initial interest only periods, and loans that are secured by collateral in geographic areas adversely impacted by the housing downturn.

We obtain the fair values for all of our investment securities from an independent pricing service based upon observable data, and they are classified as Level 2 in the fair value hierarchy. Each quarter we review our investment securities portfolio to determine whether unrealized losses are temporary or other-than-temporary, based on an evaluation of the creditworthiness of the issuers/guarantors, as well as the underlying collateral, if applicable. While we review all securities in an unrealized loss position for other-than-temporary impairment, those securities with unrealized losses for more than 12 months and for more than 10% of their carrying value are subjected to additional analysis to determine if it is probable that not all the contractual cash flows will be received. Our analysis includes an evaluation of the type of security, the length of time and extent to which the fair value has been less than the security's carrying value, the characteristics of the underlying collateral, the degree of credit support provided by subordinate tranches within the total issuance, independent credit ratings, changes in credit ratings and a cash flow analysis, considering default rates and loss severities based upon the location of the collateral. If such analysis at December 31, 2008 showed that it was probable that we would not recover our entire investment, then an other-than-temporary impairment charge was recorded with respect to that security. If the cash flow analysis showed that it was probable that we would recover our investment, we used the initial fair value of the security as determined by the independent pricing service and no other-than-temporary impairment charge would be recorded.

Our analysis performed at December 31, 2008, indicated that it was probable that we would not recover our entire investment in one private label security, and we recorded a $2.4 impairment charge to reduce the carrying value of this security to the estimated fair value as determined by our independent pricing service.

With the adoption of FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" on April 1, 2009, our analysis of impairment takes into account the change in the determination of other-than-temporary impairment from an assessment of a probability of recovery to a present value of cash flows expected to be received approach. The adoption of this FSP also expanded the disclosure requirements related to our investment securities portfolio and other-than temporary impairment.

We will review our disclosure related to fair value measurements of our investment securities portfolio in consideration of the additional disclosure requirements of FSP FAS 115-2 and FAS 124-2 and provide any additional disclosures concerning such securities in future filings, as appropriate.

  We refer to the table of assets and liabilities measured on a nonrecurring basis on page 114 that shows impaired loans totaling $121 million of which $45.8 million were classified as Level 3 measures. Please revise this note in future filings to include the reconciliation of assets measured at fair value using Level 3 inputs required by paragraphs 32(c) and (d) of SFAS 157.

  Response:

  As of December 31, 2008, the only assets classified as Level 3 within the fair value hierarchy were certain impaired loans measured at fair value on a nonrecurring basis. Because these assets were measured on a nonrecurring basis, we provided the disclosure required by paragraph 33 of SFAS 157 and did not provide the rollforward information required by paragraphs 32(c) and (d) for assets measured on a recurring basis. We will, in future filings, provide additional disclosure to allow the readers to understand better the changes in the balance of these impaired loans measured at fair value on a nonrecurring basis and the effect that these measurements have on earnings for the period.

  With respect to assets reclassified to Level 3 during the period please discuss the amount and reason for any material increase or decrease in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from other levels. If you transferred a material amount of assets or liabilities into Level 3 during the period, discuss the significant valuation inputs that you no longer consider to be observable and the circumstances that caused this change.

  Response:

  All of the assets classified as Level 3 as of December 31, 2008, related to loans considered impaired and recorded at fair value on a nonrecurring basis. We did not transfer any of these loans measured on a nonrecurring basis to Level 3 from any other level during the period. In future filings, we will disclose any material increases or decreases in asset levels due to transfers of assets or liabilities from other levels.

  Form 10-Q for the period ended March 31, 2009

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  Financial Condition

  We refer to the table of nonperforming loans on page 35 that shows other real estate owned and other repossessed assets increased $5 million to $18.2 million as of March 31, 2009 as compared to $13.2 million as of December 31, 2008. In light of this increase please consider providing in this section in future filings the following information:
  A roll-forward analysis of changes in other real estate and repossessed assets as compared to interim prior periods.
  The selling price and related gain or loss on sales of other real estate during the period.
  Total capitalized costs incurred to sell the properties.
  Impairments on the fair value of the properties recorded during this period.

Response:

In future filings, we will provide additional disclosure in the "Loan Quality and Nonperforming Assets" section of MD&A related to other real estate owned and repossessed assets, including a roll-forward analysis of changes in other real estate and repossessed assets as compared to interim prior periods, the selling price and related gain or loss on sales of other real estate during the period, the total capitalized costs incurred to sell the properties, and any impairments on the fair value of the properties recorded during this period.

Financial Statements for the period ended March 31, 2009

Note 2, Investments Securities, page 6

10. We refer to the gross unrealized losses of $10.8 million related to $1.3 billion of available-for-sale securities as of March 31, 2009 and to the Investment Securities section of MD&A on page 31 that states you had nine securities in a loss position for twelve months or more and none had an other-than-temporary impairment. Please tell us and discuss in future interim periods the following information:
  The unrealized losses by type of temporarily impaired investments that have been in a continuous unrealized loss position for more than twelve months.

Response:

At March 31, 2009, we had nine investment securities in an unrealized loss position for more than 12 months with a total unrealized loss of $5.6 million. Of the nine securities in an unrealized loss positions, four securities were state and municipal obligations and five were private-label mortgage related securities. At March 31, 2009, the four state and municipal securities had a fair value of $4.2 million and an unrealized loss of $70,000, or about 1.5% of the total amortized cost of these securities. The five private-label mortgage related securities had a fair value of $21.1 million and had a total unrealized loss of $5.5 million.

  The analysis you performed to determine if there were any other-than-temporary impairments incurred during this period related to these investments including:
    Any material changes to the bond or credit ratings as compared to prior periods
    How you considered the market illiquidity related to your investments in mortgage-backed securities and collateralized mortgage obligations which total $1.04 billion or 79% of your total available-for-sale investment portfolio.

Response:

Each quarter we review all investment securities to determine whether unrealized losses are temporary or other-than-temporary, based on an evaluation of the creditworthiness of the issuers/guarantors, as well as the underlying collateral, if applicable. Our analysis includes an evaluation of the type of security; the length of time and extent to which the fair value has been less than the security's carrying value; the characteristics of the underlying collateral; the degree of credit support provided by subordinate tranches within the total issuance; independent credit ratings and changes in credit ratings. We may perform additional procedures to a security depending on the severity or duration of the unrealized loss. Those securities with unrealized losses for more than 12 months and for more than 10% of their carrying value are subjected to further analysis to determine if it is probable that not all the contractual cash flows will be received. We obtain fair value estimates from additional independent sources and perform a cash flow analysis, considering default rates and loss severities based upon the location of the collateral.

During the first quarter of 2009, three of the four state and municipal obligations that had been in an unrealized loss position for 12 months or more did not experience any changes in ratings from credit agencies. One municipal obligation was downgraded during the quarter, but was still considered investment grade. None of the private-label securities experienced any downgrades during the quarter.

Within our mortgage related securities portfolio, approximately 97% of the securities are issued by government-sponsored enterprises. This portion of the portfolio had a fair value of $1.0 billion and was in an aggregate unrealized gain position of $36.3 million. We have, however, increased the monitoring of our portfolio of six private-label mortgage related securities because of concerns that market illiquidity has impacted the fair value. As of March 31, 2009, these private-label mortgage related securities had a total fair value of $30.1 million and an amortized cost basis of $35.8 million.

  The effects of financial market illiquidity on the determination of the fair value of private label mortgage-backed and collateralized mortgage obligations and the results of your analysis of other-than-temporary impairments on these securities. We note you recorded a $2.4 million other-than-temporary impairment charge in 2008 related to one of these securities. Refer to Note 3, Investment Securities, on page 88 of the Form 10-K for the year ended December 31, 2008.

Response:

As previously stated, we believed that market illiquidity impacted the fair value of our private-label securities. Because of the severity and duration of the decline in fair value within the portfolio, we performed additional analysis to assess other-than- temporary impairment. We obtained fair value estimates from additional independent sources and performed cash flow analysis, considering default rates and loss severities based upon the location of the collateral. For the private-label securities that were reviewed at March 31, 2009, the cash flow analysis showed that it was probable that we would recover our investment and that the decline in fair value was most likely caused by illiquidity in the market, and therefore, no other-than-temporary impairment charge was recorded at March 31, 2009.

  Discuss the extent to which these investments are collateralized by any high risk mortgage loans, such as sub-prime, Alt-A, Option ARM or interest-only loans or with collateral located in geographical regions with high default rates.

Response:

Our mortgage related portfolio does not include subprime mortgage loans. However, our private-label mortgage related security portfolio does include Alt-A loans, adjustable rate mortgages with initial interest only periods and loans that are secured by collateral in geographic areas adversely impacted by the housing downturn. Our cash flow analysis takes into account default rates and loss severities within geographical areas.

  Disclose if any of these securities have any form of credit enhancements necessary to obtain an acceptable credit rating.

Response:

Each of the four state and municipal obligations had credit enhancements in the form of insurance. Each of the private label mortgage related securities had credit enhancements in the form of different investment tranches which impact how cash flows are distributed. The higher level tranches will receive cash flows first and as a result, the lower level tranches would absorb the losses, if any, from collateral shortfalls first. We purchased the private-label securities that were either of the highest or one of the highest investment grades, as rated by nationally recognized credit rating agencies. Our cash flow analysis takes into account our tranche and the current level of support provided by the lower tranches, which would absorb any losses first.

General Response:

With the adoption of FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" on April 1, 2009, our analysis of impairment takes into account the change in the determination of other-than-temporary impairment from an assessment of a probability of recovery to a present value of cash flows expected to be received approach. The adoption of this FSP also expands the disclosure requirements related to our investment securities portfolio and other-than temporary impairment.

We will review our disclosure related to our investment securities portfolio and other-than-temporary impairment in consideration of the additional disclosure requirements of FSP FAS 115-2 and FAS 124-2 and provide any additional disclosures concerning such securities in future filings, as appropriate.

.

11. We refer to the gross unrealized loss of $3.8 million related to "Other debt securities" of $14.6 million. Please tell us and provide the following applicable information in future filings:
  Describe the nature and credit characteristics of these debt securities.
  Explain the events or circumstances which occurred during the first quarter of 2009, that were not present or foreseen in prior periods, which resulted in this gross unrealized loss, equal to 26% of the carrying value of the securities and 35% of total gross unrealized losses of the total available-for-sale investment portfolio for this period.

Response:

At March 31, 2009, "other debt securities" was an investment in a trust preferred security with a book value of $14.6 million and a fair value of $10.8 million. This security moved from an unrealized gain position at December 31, 2008 to the unrealized loss position of $3.8 million, or 26% of book value, at March 31, 2009. The trust preferred security was not part of a pooled security, but was issued by a single large money center bank and was rated as investment grade by credit rating agencies. We obtained the fair value from an independent pricing service. We believed that the fair value of this security and the entire market for similar securities was impacted by market illiquidity and general uncertainty related to the banking industry as a whole and accordingly, did not believe that any other-than-temporary impairment existed as of March 31, 2009. The anticipated recovery of fair value of this security is best evidenced by the increase in fair value during the second quarter of 2009 to an unrealized loss of $476,000, or 3% of book value at June 30, 2009, and then to an unrealized gain position of $381,000 at August 31, 2009.

In future filings, we will provide additional disclosures related to our investment securities portfolio and considerations of other-than-temporary impairment, as necessary.

Schedule 14A

General, page 7

12. As disclosed in the last two paragraphs on page 7, we note that a significant number of directors can be nominated by the Taylor Family and by FIC. In future filings please prominently identify any individuals so nominated or disclose that no such nominations have been submitted.

Response:

We acknowledge this comment and in future filings will identify all Taylor Family and FIC director nominations or disclose that no such nominations were submitted. We note supplementally that no individuals were so nominated in connection with our 2009 annual meeting of stockholders.

Summary Compensation Table, page 26

13. We note that a significant number of senior executives were replaced in 2008. In future filings please provide the information required by Item 402(m)(2)(iii) of Regulation S-K or advise us supplementally why this is not required.

Response:

There were no other individuals to whom the disclosure requirements of Item 402(m)(2)(iii) applied for 2008. We acknowledge this comment and will provide the information required by Item 402(m)(2)(iii) of Regulation S-K in future filings.

We believe the responses above fully address the comments contained in your letter.

In addition, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comment or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Randall T. Conte

Randall T. Conte

Chief Financial Officer

cc: Dave Butler, KPMG audit partner